

February 14, 2025

William McCamey
Chief Financial Officer
Atlanticus Holdings Corporation
Five Concourse Parkway, Suite 300
Atlanta, GA 30328

> **Re: Atlanticus Holdings Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **Response Dated February 6, 2025**
> **File No. 001-40485**

Dear William McCamey:

We have reviewed your February 6, 2025 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 23, 2025 letter.

Form 10-K for Fiscal Year Ended December 31, 2023

Changes in fair value of loans, page 25

1.   We note your response to prior comment 4. Considering that "Changes in fair value of loans at fair value, included in earnings" has been material to financial results and includes significant judgment as evidenced by it being a critical accounting estimate and the related discount rate being a critical audit matter, please revise MD&A in future filings to quantify this amount in each period presented and clearly discuss the underlying factors that resulted in the gain or loss recognized each period. We note your discussion of the changes in fair value of loans on page 29 in the September 30, 2024 Form 10-Q does not appear to focus on the gain or loss recognized in the income statement each period and it is not clear how each factor discussed impacted the gain or loss in each period presented and the magnitude of the impact on the gain or loss. Please provide us your proposed revised disclosure.

2.   We also note your response to prior comment 2 that indicates that each purchase of a private label credit receivable results in a fair value loss recognized in the income statement and that it appears that this loss is presented in "Changes in fair value of loans at fair value, included in earnings." Considering that you have recognized a large overall gain in this line-item during 2024, please ensure you address each material loss or gain item impacting fair value on a gross basis in your revised MD&A disclosure in future filings. Please provide us your proposed revised disclosure.

3.   We note on page 29 of your September 30, 2024 Form 10-Q you disclose that, "we expect our change in fair value of credit card receivables recorded at fair value to increase commensurate with growth in these receivables." Please tell us whether the "change in fair value of credit card receivables" in this disclosure is referring to gains recognized in the income statement (i.e., "Change in fair value of loans at fair value, included in earnings" on page 14) or simply increases in the amount recognized on the balance sheet (i.e., "Loans at fair value" on page 1) and revise disclosure in future filings as necessary to clarify. If it refers to gains recognized in the income statement, please tell us the basis for this accounting treatment and clarify whether you recognize a gain upon the purchase of a credit card receivable from a bank partner. Please provide us your proposed disclosure.

4.   We note that footnote (3) in your proposed disclosure in response to prior comment 4 appears to indicate that merchant fees are included in the "Purchases" line-item in the roll forward of loans at fair value and result in an increase in fair value. Please explain to us why the recognition of merchant fees impacts the fair value of loans considering the journal entries provided in response to prior comment 2 related to the recognition of merchant fees do not show any impact on the fair value of loans. Alternatively, please provide us an updated proposed disclosure and revise your roll forward as needed, explaining the changes to us.

<u>Critical Accounting Estimates - Measurements for Loans at Fair Value, page 37</u>

5.   We note your response to prior comment 5 and that you include expected subsequent purchases in your fair value measurement for receivables. Please tell us how you considered whether your contractual right to purchase future receivables from bank partners is eligible for the fair value option. Specifically tell us how you considered whether this contractual right was a <u>recognized</u> financial asset under ASC 825-10-15-4 or was otherwise eligible. If you do not believe it is eligible, please explain to us how that determination would impact your financial statements.

6.   We note your response to prior comment 5. Please tell us the amount of fair value related to expected subsequent purchases included in "Loans at fair value" as of December 31, 2023 and September 30, 2024.

7.   We note your response to prior comment 1 and that you include expected subsequent merchant fees in your fair value measurement for receivables. Please tell us how you considered whether your contractual right to future merchant fees from merchants is eligible for the fair value option. Specifically tell us how you considered whether this contractual right was a <u>recognized</u> financial asset under ASC 825-10-15-4 or was otherwise eligible. If you do not believe it is eligible, please explain to us how that determination would impact your financial statements.

8.   We note your response to prior comment 1. Please tell us the amount of fair value related to expected subsequent merchant fees included in "Loans at fair value" as of December 31, 2023 and September 30, 2024.

Note 6. Fair Values of Assets and Liabilities, page F-16

9.   We note your response to prior comment 6 and your response to comment 15 in your response letter dated November 22, 2024. It is still unclear from your current disclosure that appears to indicate that the entire change in fair value of your loans is attributable to instrument-specific credit risk is appropriate, considering your disclosure that non-instrument-specific credit risk factors impact your fair value measurement. We also note that ASC 825-10-45-5 appears to provide an acceptable method of measuring the estimated amount of gains or losses included in earnings during the period attributable to changes in instrument-specific credit risk. Please revise future filings to disclose the information in ASC 825-10-50-30.c and provide us your proposed revised disclosure.

        Please contact William Schroeder at 202-551-3294 or Michael Volley at 202-551-3437 if you have questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Finance